FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Galecto, Inc.

Ole Maaloes Vej 3

DK-2200 Copenhagen N

Denmark

Attn: Hans T. Schambye

Chief Executive Officer

(+45) 70 70 52 10

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 13, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kristin Lochhead

Kate Tillan

Donald Field

Susan Block

Re:	Galecto, Inc.

Registration Statement on Form S-1

Filed October 7, 2020

File No. 333-249369

Ladies and Gentlemen:

On behalf of Galecto, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 7 of the letter dated September 29, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-03490), originally submitted by the Company to the Commission on September 2, 2020. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the Registration Statement referenced above (File No. 333-249369), which was publicly

CONFIDENTIAL TREATMENT REQUESTED BY GALECTO, INC.

filed by the Company on October 7, 2020 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Goodwin Procter LLP by the Company.

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For convenience of the Staff, we have recited the prior comment in italicized type and have followed the comment with the Company’s response.

7.

We note from page F-24 that in June 2020, the board of directors granted 471,500 stock options. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Summary of Recent Stock Option Grants and Valuations

The Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”) before giving effect to a stock split that the Company plans to implement prior to effectiveness of the Registration Statement.

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees and certain members of its board of directors. The Company measures stock-based compensation expense for stock options granted to its employees and directors on the date of grant and recognizes the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the fair value of the stock options. In the twelve months preceding the filing of the Registration Statement, equity awards were granted and the Company’s board of directors, with input from management, determined the fair value of the Company’s common stock to be $[***] and $[***] per share (pre-stock split) as of June 24, 2020 and October 7, 2020, respectively, after considering valuation reports from an independent third-party valuation specialist as of April 30, 2020 and September 25, 2020, as well as the other objective and subjective factors described in the Registration Statement. Common share and option fair values discussed in this letter, including the Preliminary Assumed IPO Price, do not reflect any stock split the Company expects to effect prior to the offering. Set forth below in this letter is a discussion of each common stock valuation and the option grants in the preceding twelve months, along with a comparison of the fair value of the Company’s common stock from December 31, 2019 to the Preliminary Assumed IPO Price.

CONFIDENTIAL TREATMENT REQUESTED BY GALECTO, INC.

The following table presents a summary of equity awards in the preceding twelve months:

Grant Date	Number of shares subject to awards granted	Per share exercise price	Per share fair value of common stock on grant date	Per share fair value of award on grant date

June 2020	483,949	$[***]	$[***]	$[***]
October 2020	365,500	$[***]	$[***]	$[***]

The Company accounts for equity-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company measures compensation cost at estimated fair value and includes it as compensation expense over the vesting period during which service is provided in exchange for the award. The Company’s board of directors has estimated the fair value of the common shares at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the common shares and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant to the estimated fair value.

The Company used a Black-Scholes option pricing model to determine fair value of the stock options. The Black-Scholes option pricing model includes various assumptions, including the fair value of common shares, expected life of stock options, the expected volatility and the expected risk-free interest rate.

The Company’s determinations of the fair value of the common shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of shares to determine the estimated fair value of its stock options at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s preferred shares, as well as their rights to participation in a future financing. Thus, the value of the common shares can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common share has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

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Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

CONFIDENTIAL TREATMENT REQUESTED BY GALECTO, INC.

Additionally, as the stock options represent an option to purchase a security that is currently not marketable, an adjustment to the preliminary value estimates must be made to account for the lack of liquidity that a holder may experience. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

December 31, 2019 Valuation

In preparing the December 31, 2019 valuation of its common stock, the Company determined the enterprise value using the market approach with OPM based on the then-recently completed Series C preferred stock transaction. Management concluded that the use of the Series C preferred stock transaction supported this methodology since the willingness of existing investors to invest new money into the Company demonstrated that the transaction was indicative of enterprise value. The resulting estimated fair value of the Company’s common stock was $[***] per share (pre-stock split).

Under the OPM, the Company used a back-solve method so that the enterprise value equaled the contemplated value of the Company determined by the Series C preferred stock financing transaction with both existing and new third-party investors which closed in December 2019. The DLOM of 30% applied was derived from the then-current estimates of the time to a liquidity event made by the Company’s senior management.

April 30, 2020 Valuation

In preparing the April 30, 2020 valuation of its common stock, the Company determined the enterprise value using the OPM based on the then-recently completed Series C preferred stock transaction. Management concluded that the use of the Series C preferred stock transaction supported this methodology since the willingness of existing investors to invest new money into the Company demonstrated that the transaction was indicative of enterprise value. The resulting estimated fair value of the Company’s common stock was $[***] per share (pre-stock split).

Under the OPM, the Company used a back-solve method so that the enterprise value equaled the contemplated value of the Company determined by the Series C preferred stock financing transaction with both existing and new third-party investors which closed in December 2019. The DLOM of 33% applied was derived from the then-current estimates of the time to a liquidity event made by the Company’s senior management. During the period of March 1, 2020 through April 30, 2020, the U.S. economy and financial markets experienced significant strain and turbulence as a result of the coronavirus disease 2019 pandemic that caused higher market volatility and investor uncertainty, leading to an increase in the selected DLOM as of April 30, 2020.

September 25, 2020 Valuation

In preparing the September 25, 2020 valuation of its common stock, the Company determined the enterprise value using the Hybrid Method, estimating the probability-weighted value across multiple scenarios, including with the OPM backsolve based on the Company’s Series D preferred share transaction (recent transaction method) being weighted at 30% and the initial public offering (“IPO”) scenario being weighted at 70%. The relative probability weighting of the IPO increased from no probability of an IPO in the April 30, 2020 valuation because the Company confidentially submitted a draft registration statement on Form S-1 to the Commission on September 2, 2020, a substantial step

CONFIDENTIAL TREATMENT REQUESTED BY GALECTO, INC.

towards completing an IPO. The resulting estimated fair value of the Company’s common stock was $[***] per share (pre-stock split).

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to each outstanding share class, on a fully diluted basis assuming all existing shareholders convert into common shares. The enterprise value was estimated using the guideline IPO transactions method and used an enterprise value between the 25th percentile and median of the 24 recent IPO transactions completed by issuers in a similar stage of development as the Company. The valuation estimated the time to a liquidity event at 0.27 years based on the Company’s plans and progress in pursuing an IPO, including the fact that it had confidentially submitted a draft registration statement on Form S-1. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 5.0%. The DLOMs used for both scenarios were derived from the then-current estimates of the time to the liquidity events made by the Company’s senior management. The fair value per common share in the IPO scenario was determined to be $[***] (pre-stock split).

In the recent transaction scenario, the Company’s total enterprise value was estimated using the OPM backsolve method as the Company had closed its Series D preferred share financing in September 2020 for gross proceeds of $64.2 million. Based on the application of the OPM backsolve method, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to solve for the Series D transaction. The results from the OPM backsolve analysis determined the fair value of other classes of equity securities, including the common shares.

The recent transactions method estimated the total enterprise value of the Company to be approximately $[***]. The valuation estimated the time to a liquidity event at 1.5 years based on consideration of the Company’s development status and the additional development time needed for its lead programs. The DLOM in this scenario was concluded to be 30.0%. The fair value per common share in the recent transaction scenario was determined to be $[***].

Estimated Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Galecto, Inc. Request #1

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s IPO, if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock before giving effect to a stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

CONFIDENTIAL TREATMENT REQUESTED BY GALECTO, INC.

Galecto, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Hans T. Schambye, Chief Executive Officer, Galecto, Inc., Ole Maaloes Vej 3, DK-2200 Copenhagen N, Denmark (telephone (+45) 70 70 52 10), before it permits any disclosure of the double-underlined and highlighted information contained in Request #1.

Prior to October 6, 2020, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs of generally comparable companies in the biopharmaceutical industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	an assumption that there would be a receptive public trading market for the Company’s common stock based on the potential of its product candidates; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company respectfully submits that the difference between the most recent valuations and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•	Feedback from potential investors following the “testing the waters” meetings that occurred between September 21, 2020 and October 9, 2020

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The methodology for determining the December 31, 2019, April 30, 2020 and September 25, 2020 valuations incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Preliminary Assumed IPO Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The Preliminary Assumed IPO Price assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO into

CONFIDENTIAL TREATMENT REQUESTED BY GALECTO, INC.

common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s shares of common stock.

•	The Company held the organizational meeting for the IPO on July 29, 2020 and confidentially submitted to the Commission its Registration Statement on Form S-1 on September 2, 2020.

•

The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common shares. As described above, a DLOM was applied in the third-party valuation reports as of December 31, 2019, April 30, 2020 and September 25, 2020.

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In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the Preliminary IPO Price Range. The Preliminary IPO Price Range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that we expect will be determined by the Company in consultation with the Underwriters.

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The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets.

•	The Company closed a Series D preferred share financing on September 24, 2020 for gross proceeds of $64.2 million.

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Since September 25, 2020, the Company has taken several steps towards the completion of an IPO, holding several “testing-the-waters” meetings, at which the Company received positive feedback from potential investors, and publicly filing the Registration Statement with the Commission on October 7, 2020. Each of these steps has increased the probability that the Company will complete an IPO.

•	Since April 2020, an improvement in the market value for relevant biotechnology companies.

The Company respectfully submits that the deemed per share fair values used as the basis for determining equity-based compensation expense in connection with its grants of stock options are reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

CONFIDENTIAL TREATMENT REQUESTED BY GALECTO, INC.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 813-8853 or Kyra Ayo Caros at (617) 570-1603. Thank you for your assistance.

Very truly yours,

/s/ Edwin O’Connor

Edwin O’Connor

cc:	Hans T. Schambye, Galecto, Inc.

Jonathan Freve, Galecto, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY GALECTO, INC.